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                                                      --------------------------
                            UNITED STATES                    OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION  --------------------------
                                                        OMB Number: 3235-0145
                       WASHINGTON, D.C. 20549         --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average burden
                             SCHEDULE 13G             hours per response...11
                                                      --------------------------

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Original Filing)*


                             Nestor, Inc.
--------------------------------------------------------------------------------
                           (Name of Issuer)

                             Common Stock
--------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               641074505
            --------------------------------------------------------
                             (CUSIP Number)

                                12/31/04
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /X/       Rule 13d-1(b)

   / /       Rule 13d-1(c)

   / /       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 641074505
         --------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     DG Capital Management, Inc.
     # 04-332-4465
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only


-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     Massachusetts
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person      1,227,600
With                       ----------------------------------------------------
                           6. Shared Voting Power

                           0
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                           1,227,600
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                           0
-------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,227,600
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)

     6.6%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)

     IA
-------------------------------------------------------------------------------


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-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Manu P. Daftary

-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only


-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     U.S.
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person      1,227,600 shares
With                       ----------------------------------------------------
                           6. Shared Voting Power

                           Not Applicable
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                           1,227,600 shares
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                           Not Applicable
-------------------------------------------------------------------------------
  9. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,227,600 shares
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

     Not Applicable
-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)

     6.6%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------


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ITEM 1.
     (a)  Name of Issuer
          Nestor, Inc.
          --------------------------------------------------------------------
     (b)  Address of Issuer's Principal Executive Offices
          400 Massasoit Avenue, Suite 200
          East Providence, RI 02914
          --------------------------------------------------------------------

ITEM 2.
     (a)  Name of Persons Filing
          DG Capital Management, Inc.
          Manu P. Daftary
          --------------------------------------------------------------------
     (b)  Address of Principal Business Office or, if none, Residence
          For each of the above-referenced reporting persons:
          101 Arch Street, Suite 650
          Boston, MA 02110
          --------------------------------------------------------------------
     (c)  Citizenship
          DG Capital Management, Inc.: Massachusetts
          Manu P. Daftary: United States
          --------------------------------------------------------------------
     (d)  Title of Class of Securities
          Common Stock
          --------------------------------------------------------------------
     (e)  CUSIP Number
          641074505
          --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  / / Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /X/ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) /X/ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


                                       4
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ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:
               DG Capital Management, Inc.: 1,227,600
               Manu P. Daftary: 1,227,600
           --------------------------------------------------------------------
          (b)  Percent of Class:
               DG Capital Management, Inc.: 6.6%
               Manu P. Daftary: 6.6%
           --------------------------------------------------------------------
          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote
                        DG Capital Management, Inc.: 1,227,600
                        Manu P. Daftary: 1,227,600
                  -------------------------------------------------------------
                  (ii)  Shared power to vote or to direct the vote
                        - 0 -
                  -------------------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of
                        DG Capital Management, Inc.: 1,227,600
                        Manu P. Daftary: 1,227,600
                  -------------------------------------------------------------
                  (iv)  Shared power to dispose or to direct the disposition of
                        - 0 -
                  -------------------------------------------------------------

DG Capital Management, Inc., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of the Issuer's common stock. Manu P. Daftary is the sole shareholder and President of DG Capital Management, Inc. DG Capital Management, Inc. and Mr. Daftary disclaim beneficial ownership of the common stock of the Issuer.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Various persons, as investment advisory clients of DG Capital Management, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. To the knowledge of DG Capital Management, Inc., no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
Not applicable.


                                       5
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ITEM 10.  CERTIFICATION
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 February 11, 2005
                                     -----------------------------------------
                                                     Date

                                           DG Capital Management, Inc..

                                                /s/ Manu P. Daftary
                                     -----------------------------------------
                                                   Signature

                                                 Manu P. Daftary
                                                    President
                                     -----------------------------------------
                                                   Name/Title

                                                /s/ Manu P. Daftary
                                     -----------------------------------------
                                                  Manu P. Daftary


                                       6
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                                                                      EXHIBIT 1


                                  AGREEMENT

     Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of the Issuer, and that the Schedule 13G to which this Agreement is appended as EXHIBIT 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

     EXECUTED as a sealed instrument this 11th day of February, 2005.

                                         DG Capital Management, Inc.


                                         By:   /s/ Manu P. Daftary
                                               --------------------------------
                                               By:   Manu P. Daftary
                                               Its:  President


                                         /s/ Manu P. Daftary
                                        --------------------------------
                                         Manu P. Daftary


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